10/4

04045285

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME General Minerals Corp

*CURRENT ADDRESS

PROCESSED

OCT 04 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34810 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/4/04



General Minerals Corporation

Annual Report - 2003

12-31-03
AR/S

Our Mission

General Minerals Corporation provides an investment vehicle which maximizes exposure to wealth creation through mineral exploration discovery.

The Importance of Discovery

History shows that the greatest increase in shareholder value is created when an exploration company has significant exploration success.

Strategy

To maximize exposure to exploration success by:

1. Continuing early stage exploration using in-house expertise to identify properties with discovery potential and then seeking joint venture partners to fund further exploration and add partner's expertise.

2. Expanding our exploration base by assisting new groups of geologists to form companies and develop early stage exploration projects with discovery potential.

Increased Shareholder Value

The Company will be positioned to maximize shareholder value related to exploration success within the Company and added substantial exposure through equity participation in newly created companies assisted by General Minerals.

Cover photo: Laurani gold property, Bolivia, looking north from the Tatal Pata gold vein system.


Highl

GENERAL MINERALS CORPORATION
GMC

- COMPLETED TWO FINANCINGS IN 2003 THAT RAISED A TOTAL OF $8.29 MILLION
- ACQUIRED 8 NEW EXPLORATION PROPERTIES IN NORTH AND SOUTH AMERICA



ights 2003

- INITIATED NEW STRATEGY OF SUPPORTING ENTREPENEURIAL EXPLORATION GROUPS: AFGHAN MINERALS INC. IN AFGHANASTAN AND FOUNDATION RESOURCES LTD. IN MONGOLIA; BOTH COMPANIES WILL FOCUS ON BASE AND PRECIOUS METALS EXPLORATION
- REACQUIRED THE ESCALONES COPPER-GOLD-MOLYBDENUM PORPHYRY/SKARN PROPERTY IN CENTRAL CHILE IN EARLY 2004
- EXCHANGED ATOCHA AND VIZCACHITAS PROPERTIES FOR EQUITY PARTICIPATION INTERESTS IN THE ACQUIRING COMPANIES
- OBTAINED ENCOURAGING RESULTS FROM MONITOR, GOLD COIN AND DRAGOON PROPERTIES IN USA AND LAURANI AND MALKU KHOTA IN BOLIVIA


Monitor
Gold Coin
Dragoon
Arizona
Laurani
Malku Khota
Bolivia
Escalones
Chile



Ralph Fitch
President, General Minerals Corporation

Message to Share

Dear Shareholders:

The year 2003 has been a year of transition for your Company from the period of low metal prices, when it was difficult to raise money or find companies that might have an interest in joint venturing our properties, to a period of rising metal prices and increased investor and mining company interest. A renewed interest in the exploration sector has allowed your Company to establish a strong financial position and proceed with its mission and strategy that was presented at the 2003 Annual Meeting.

Our strategy, which is unchanged, is designed to give an investor in General Minerals maximum exposure to the potential of exploration success. We continue to carry out in-house exploration in North and South America and presently have a stable of 11 excellent properties, the majority of which are for large porphyry copper-gold-molybdenum targets and silver-gold targets.

In order to give our investors maximum exposure to the potential of discovery on multiple properties, we are also forming a number of majority owned exploration subsidiaries with groups of entrepreneurial geologists, each of which will hold their own stable of exploration properties. To date, we have formed two such companies:

- Afghan Minerals Inc., which will acquire and explore for base and precious metals mineralization in Afghanistan, and
- Foundation Resources Ltd., which will initially operate in Mongolia.

As further opportunities arise, more such subsidiaries will be formed.

As part of the process of securing a sound financial footing for the Company and also to enhance the value of certain properties, the Company decided to exchange both the Vizcachitas copper porphyry project in Chile and the Atocha silver project in Bolivia for equity interest in the acquiring companies. We believe that the value of these properties to General Minerals and its shareholders would be enhanced by placing the Atocha silver property into a pure silver exploration company and the Vizcachitas copper property into a pure copper exploration company, while maintaining shares and warrants in these companies so that GMC could benefit from any further increased valuation of the projects through its equity interests in these two exploration companies. In early 2003, the Company was valued at approximately four million dollars by the market whereas, as I write this letter, the shares and warrants received in exchange for the projects alone are valued in an excess of $9 million.

holders

Our stable of 7 properties in North America includes several promising porphyry copper (gold-silver-molybdenum) targets. The most advanced is the Monitor Project which is located in Arizona within 5 kilometres of the very large Ray porphyry copper mine belonging to ASARCO/Grupo Mexico. Here we have established several areas where surface sampling has revealed the presence of copper-silver mineralization in the range of 0.5-1.0% copper with significant silver values, often in the 30-150 gpt range. Our geological interpretation suggests that a large volume of this near surface mineralization may be present. Geophysics, geological and geochemical analyses also suggest that a large copper porphyry system may exist at depth. Interest has been expressed by major mineral companies which are presently reviewing the information for the purpose of deciding if they wish to joint venture the property.

A second property in the USA has also made substantial exploration progress. Gold Coin is a pure gold play in southern Arizona. Our exploration to date at Gold Coin has yielded some very encouraging surface sample results with gold analyses in the 3-6 gpt range over sample widths of up to 9 metres in exposed rock. Geological interpretation suggests that Gold Coin is a classic epithermal gold system hosted in an area of good structural preparation. Several companies are also reviewing this data.

In South America, I am very pleased to report that we have been able to reacquire the Escalones porphyry copper-gold-molybdenum and skarn target. To date, we have drilled 25 holes in Escalones; however, all but the last two were targeting the skarn mineralization rather than substantial porphyry potential in the property. Our most recent hole, ES-25, intersected over 293 metres of classic veinlet and disseminated copper-gold mineralization in porphyritic intrusive rocks. The average grade was 0.36% copper with 91 metres averaging 0.50% copper and 0.1 gpt gold. We believe this confirmation of the existence of a mineralized porphyry together with the already drilled skarn indicates that the large 1-2 sq. kilometre area, believed to be underlain by porphyry intrusive and bordered by copper bearing breccias to the west and drilled copper-gold bearing skarn to the east, represents a significant porphyry copper target. The property lies 35 kilometres east of the giant El Teniente Mine and occurs within a similar geological setting.

In Bolivia, the Company continued its exploration effort through the last several difficult years and presently has two, high quality silver-gold targets. One property, Malku Khota, is similar to the Atocha Project that we sold to Esperanza Silver Corporation last December, with the added attraction that the sandstone hosted silver mineralization is cut by numerous gold bearing veins. Malku Khota is 35 kilometres south of the Atocha Project. Surface sampling at this site suggests that a much greater thickness of silver bearing sandstone is present than was found at Atocha. A second property, Laurani, located near La Paz, hosts historically mined gold-silver-copper mineralization within strongly altered zones within a large volcanic caldera approximately 10 kilometres across. Our geological interpretation suggests that the large area of advanced argillic alteration offers the potential for high grade precious metal mineralization and a deeper porphyry copper target. Sampling has already confirmed the existence of gold mineralization in veins and silicified zones of 1-18 gpt, with elevated silver values greater than 100 gpt. In the coming months, your Company plans to complete the initial phase of exploration at these two promising properties at which time the decision as to whether to seek a joint venture partner will be made.

Looking ahead, the Company will continue to develop its own promising targets and seek partners at the appropriate time to spread the exploration risk and, at the same time, continue to build a stable of exploration subsidiaries as appropriate opportunities are found.

We believe that the strategy of maximizing exposure to the potential of exploration success in multiple properties through in-house exploration and through properties owned by our new subsidiaries is an excellent strategy to create a more steady growth pattern over the long term in what is traditionally a very cyclical industry.

I am most appreciative of your continuing support.

Signed: Ralph Fitch

Ralph Fitch
President

Monit


NV.
ARIZONA
Kingman
Flagstaff
CA.
N.M.
Phoenix
Monitor
Yuma
Tucson
Mexico
100 kms



Elmer Randolph (left-local landowner) and Randall Moore Consulting Project Geologist on the Monitor Property with Ray Copper Mine in background.



Looking north from the same location as above, towards the large Kennecott Resolution Copper Project – 15 kilometres north.

This is one of our more recent property additions, located approximately 100 kilometres east of Phoenix, Arizona. It is a promising porphyry copper-silver prospect in a similar geologic setting to the Ray copper mine located only 5 kilometres to the southwest. Recent surface work has delineated an area approximately 2 sq. kilometres with characteristics of an underlying copper porphyry target and a second large partially coincident area in which we have located evidence of copper oxide mineralization in the near surface rocks. Continuous chip samples over lengths of up to 54 metres have assayed up to 0.78% copper and shorter samples have assayed up to 1.94% copper. Silver grades vary from 17 to 178 gpt. A coincident SP (Self Potential) geophysical anomaly has also been identified within the target area.

The Monitor property is located in the Dripping Springs Mountains, approximately 5 kilometres northeast of ASARCO/Grupo Mexico's Ray porphyry copper mine and 15 kilometres southeast of Kennecott's newly discovered Resolution copper deposit within Pinal County, Arizona.

Historical records indicate that copper and silver mineralization was discovered and exploited in the late 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970 period additional underground mining took place at the historic Monitor mine and as small open cuts and pits at locations across the GMC property.

The Monitor property is located near the western edge of the Mexican Highland section of the Basin and Range Province in the north-northwest trending Dripping Springs Mountains. Surface exposures consist of Precambrian Apache Group sedimentary rocks and diabase sills, Tertiary age rhyodacite porphyry dikes and Teapot Mountain Porphyry dikes. The area has been subject to extensive faulting, generally high-angle normal structures. The structural regime is dominated by the regional northeast-southwest trending Rustler Fault extending from the Ray Mine through the GMC Monitor property. In addition, well developed northwest-southeast trending structures are mapped throughout the property, and are representative of the regional structural fabric extending from the Superior District, and more specifically the Magma Vein and the Resolution Deposit toward the northwest, to the Christmas deposit in the southeast.

Mineralization occurs as structurally controlled, high-grade copper -silver mineralization over widths of 1 to 3 metres and as broad areas of mineralization controlled by both fracture and bedding planes and as disseminations through the host rock. Historic workings exploited copper and silver ore controlled by major northeast to east-west structures. Ore shoots were often localized at structural intersections and formed as replacement bodies within the Mescal Limestone in and around these structural settings. Smelter receipts indicate grades of +2% copper and 240-350 grams per ton (gpt) silver were mined at the Monitor during the years of production. Select sampling of high-grade mineralization from the underground workings by GMC produced values as high as +20% Cu and +3,000 gpt Ag.

Continuous rock chip samples have generated results indicating the possibility for bulk mineable mineralization hosted within the Pioneer Shale and Dripping Springs Quartzite members of the Apache Group and potentially within the underlying Pinal Schist. These results include 0.78% Cu and 59 gpt Ag over 54.9 metres and 0.61% Cu and 57 gpt Ag over 48.8 metres. More recent sampling in the SW portion of the property includes results such as 0.67% Cu and 178 gpt Ag over 36.6 metres.

Preliminary geophysical work conducted on the property by GMC consisted of a Self-Potential (SP) survey which has identified targets associated with the high-grade structural setting in and around areas of known mineralization. In addition, a large SP anomaly was developed which is suggestive of a deeper porphyry style target.

Field data, rock chip geochemistry, SP geophysics, Aster remote sensing investigation, air photo interpretation, historical data review, and the interpretation of the regional geologic features suggest that the GMC Monitor property has the potential to host high-grade copper-silver mineralization within NE to E-W striking structures and within areas of structural intersections. In addition, targets have been generated for bulk mineable, leachable, copper-silver mineralization hosted within the Pioneer Shale member of the Precambrian Apache Group. In management's opinion these targets have the potential to host large volumes of mineralization that would be of interest to the major mining companies. Finally, mapping, structure, geochemical patterns and the Self-Potential geophysical survey indicate the possibility for the presence of a deep sulfide porphyry system in a similar geological setting to the adjacent Ray deposit or the Resolution deposit located approximately 15 kilometres NW of the Monitor property.



Partially silicified, limonite rich Dripping Springs Quartzite in the south eastern portion of the property. Samples in this cut include 36.6 metres averaging 0.67% copper and 178 gpt silver.


Pinal/Gila County Line
Geophysical Anomaly
Merrimac Mine
Monitor Mine
Conglomerate
Apache Leap Tuff
Rhyodacite Porphyry
Diabase
Basalt
Mesca Limestone
Dripping Spring Quartzite
Pioneer Formation
Scalan Conglomerate Member
Madera Diorite
Pinal Schist
Fault
Road or Trail
County Line
Mine
3.5 Kilometres
North

The pronounced valley is formed within the important Rustler Fault System which extends from the Ray Copper Mine. The large copper silver targets are located within the somewhat circular area in which the geology has been superimposed on the topography. The area of the geophysical anomaly is also shown.

Gold


NV.
ARIZONA
Kingman
Flagstaff
CA.
N.M.
Phoenix
Yuma
Tucson
Mexico
100 kms



Gold bearing quartz hematite breccia located in the second target area. Sample assayed greater than 1 gpt gold.

Gold Coin is a low sulfidation gold system located in Cochise County, Arizona. Geological mapping and sampling on the property have indicated that an area of at least 1,000 metres by 300 metres includes rock samples with anomalous gold geochemistry and is bordered by extensive areas of historical placer mining activity. Sampling within a pre-existing surface trench in the southern portion of the area assayed 4.3 gpt gold over 9.1 metres. A second trench assayed 5.6 gpt gold over 2.7 metres. A second target area, approximately 500 metres NW of the trenches, is within a quartz hematite breccia where samples exceeding 1 gpt gold have been obtained. Further geological mapping and sampling is presently underway to determine the extent of this mineralization at surface and its relationship to mineralization in the northern portion of the zone.

Gold Coin is located within the Courtland Gleeson Mining District approximately 25 kilometres east of Tombstone, Arizona. The district has a long history of porphyry copper exploration with mining activity dating back to the 1800's. Most of the production to date has been from high-grade copper oxide replacement mineralization related to Jurassic age intrusives similar in character to the famous gold rich Bisbee District some 30 kilometres to the south. It was only more recently in the 1980's that exploration companies started to understand that there were also "stand alone" low sulphidation gold systems in the area. One such system, approximately 8 kilometres to the north, is the Mexican Hat which was drilled by Placer Dome in the late 1980's and which is believed to have a resource of several hundred thousand ounces of gold. GMC's Gold Coin is a new undrilled example of such a gold system. Our work to date has revealed many of the features associated with this style of gold system including quartz-hematite alteration, evidence of hydrothermal phreatic breccias and other forms of hydrothermal silica. High gold values are found associated with these styles of alteration. Five potential targets have been identified on the property through our geological, geochemical and geophysical work. One of the best-exposed gold targets is located at Gold Coin Hill where several old trenches have revealed an extensive area of hydrothermal alteration. It is this area that includes the samples with interesting gold values in trenches noted above. This mineralization is located within a shallow dipping zone of brecciated Escabrosa Limestone near the contact with the Sugerloaf volcanics.

Coin

These probably thrust or gravity slide-related breccia zones have the potential of extensive downdip and strike extent. The second target mentioned above includes partially exposed quartz hematite breccia. The extent of the exposure makes geological interpretation difficult but presently it is interpreted as a vertical epithermal gold system that has spread out along permeable bedding planes and thrust related breccias.

Outcrop of hydrothermally altered sediments at Gold Coin Hill. Samples shown include 9.1 metres of 4.3 gpt gold.




NV.
ARIZONA
Kingman
Flagstaff
CA.
N.M.
Phoenix
Yuma
Tucson
Mexico
100 kms



Intense stockwork of quartz veins in leached cap at Dragoon.

Drago

The Dragoon porphyry copper target, which is comprised of 30 unpatented mining claims and several State Leases, lies in the middle of porphyry copper country in southern Arizona. Both Noranda and Kennecott have drilled into a leached cap environment in the down faulted block overlain by valley-fill, now buried a thousand feet below the surface. GMC has completed a geophysical reconnaissance self-potential (SP) survey on the property and has outlined an anomalous zone measuring some three kilometres long by one kilometre wide, strongly suggesting that a large body of untested sulphide mineralization occurs in the area acquired by General Minerals. Earlier sampling by Noranda Exploration Inc., in the exposed SE portion of the geophysical anomaly showed that the leached cap was strongly anomalous in copper and molybdenum. The previous analyses of rock samples included values such as 221-487 ppm copper and molybdenum values up to 101 ppm within the quartz sericite altered quartz monzonite and values of 14-472 ppm copper and 56-1,880 ppm molybdenum within altered Penal Schist.

The porphyry copper belt that includes much of southern Arizona and extends into New Mexico and Mexico comprises one of the most densely clustered groups of this type of deposit in the world. The Dragoon porphyry copper prospect is located within this important trend at the north end of the Dragoon Mountains and forms part of the Johnson Camp Mining District. The geology of the area includes Precambrian to Cretaceous age intrusive and sedimentary rocks including Laramide age (the age of many of the porphyry copper deposits) intrusives related to the Texas Canyon Quartz Monzonite. These rocks are structurally complex due to pre-Laramide thrusting and Tertiary detachment faulting. It is this complexity that has made it difficult for past explorers to locate the porphyry copper mineralization in the area even though good geological evidence is present suggesting that mineralization exists. GMC's programme based largely on geophysical interpretation using SP (Self Potential) geophysics and prior positive geology, geochemistry and drilling, suggests that a potentially large target exists which has been ineffectively drilled by prior exploration companies.

oon



Northeast trending quartz veins in exposed leached cap exposed at Dragoon.

Dragoon Geophysics Drawn on Topography.


Downthrown Block
Noranda Drill Hole
Kennecott Drill Hole
Magnetic Low
Exposed Leached Cap
Road
Axis of SP Anomaly
Powerline
SP Anomaly
High
Low
3.2 Kilometres
North

Laura



Brazil
200 kms
Peru
BOLIVIA
La Paz
Santa Cruz
Oruro
Cochabamba
Sucre
Tarija
Paraguay
Chile
Argentina



The San Geronimo copper-gold-silver vein system looking east. Values as high as 18.25 gpt gold over 1.2 metres have been obtained from the vein system (sample 77815).

General Minerals announced the acquisition of the Laurani silver-gold-copper target in Oct. 2003. The property is located 125 kilometres south of La Paz, Bolivia just a few kilometres west of the main highway between La Paz and Oruro. The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 kilometres to the southeast. At Laurani, the mineralized veins occur within a very large alteration zone measuring approximately 2 kilometres in diameter. Veins on the property were mined for silver, gold and copper from Pre-Colonial times to as recently as 1970. The gold values within the veins appear to increase with depth from an average of 0.6 gpt at surface to a high of 35.9 gpt over 0.7 metres at a depth of approximately 70 metres within existing tunnels in the San Geronimo vein system. Approximately one kilometre to the south on Cerro Alunita, a prior explorer had a drill intercept of 14 metres averaging 323 gpt silver and 0.1 gpt gold. Both of these targets represent excellent follow up targets for gold-silver mineralization.

The Laurani gold-silver-copper prospect occurs within a 10 kilometre wide mid-Miocene volcanic complex composed of a variety of felsic often quartz rich intrusives and volcanic flows, tuffs and breccias. These typically dacitic to ryodacitic intrusives and volcanics are often pervasively silicified or altered to clay plus alunite and limonite.

Geological mapping has been completed within the central portion of the property and 365 channel and chip samples have been collected. Only a portion of the results have been returned to date, but they include encouraging information. To date, 32 samples have returned values greater than 1 gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values have included 37 samples with greater than 100 gpt silver (100 gpt is the detection limit for this analytical technique).

Geological observations suggest there is potential for gold mineralization within the 1.5 square kilometre Tatal Pata area, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the one square kilometre area known as Cerro Alunita. These mineralized targets are situated within the 10 kilometre wide, near circular, caldera feature.

Laurani Alteration Image

This Aster image of the Laurani Caldera shows the estimated distribution of kaolinite clay (yellow'), alunite-pyrophyllite (red) and illite-muscovite (blue).


Mapped area as shown below
Alteration
Fine Grained Clay-Illite
Argillic Alteration-Kaolinite
Advanced Argillic Alteration-Alunite
North
5 kms

Laurani Geological Map


N
400 Metres
Colluvium
Volcanics
Andesite "Capaja" Superior
Andesite "Capaja" Inferior
Dacite
Andesitic Tuff
Feldspathic Tuff
Red Shales
Intrusives
Andesite Dikes
Andesite Porphyry "Cachani"
Andesite Porphyry "Pucara"
Dacite Porphyry
Porphyritic Andesite "Cantera"
Fault
Vein
Road
Drainage

Malk


Brazil
200 kms
Peru
La Paz
Cochabamba
Santa Cruz
Oruro
Malku Khota
Sucre
Tarija
Paraguay
Chile
Argentina



Outcrop of silver bearing manto. Unusually high grade surface assays of 1,160 gpt silver over 2 metres.



…ing north at a higher grade mantoform portion of the Ravelo sandstone probably … in Spanish times. GMC sampling has shown that silver mineralization often … beyond the limits of these old workings.

General Minerals announced the acquisition of the Malku Khota silver -gold property in the Department of Potosi, west central Bolivia in the fall of 2003. The historic workings, some of which date back to Colonial Spanish times, are located within the same sandstone units that host silver mineralization at the previously owned Atocha high-grade silver project with the addition of cross-cutting, gold-bearing veins. Exploration prior to GMC's involvement indicates that mining has occurred on 11 structures on 7 levels since the late 1800's. Historical reports indicate that surface gold-silver veins include assays of between 2 and 47 gpt gold and 27-1500 gpt silver. The manto-form mineralization included an assay of 0.9 gpt gold and 537 gpt silver over 0.45 metres. Management believes that Malku Khota represents an Atocha style target enhanced by intrusive activity and associated gold mineralization. The Company has started an extensive geological and geochemical program to develop strong drill targets.

The Malku Khota project is set in a very similar geological setting to Atocha. The Mesozoic sandstones, which host Atocha, are part of a 1,500 metre thick, westerly-dipping thrust wedge lodged between Palaeozoic sediments to the east and the west. The Mesozoic thrust-bound block can be divided into an upper, limestone unit of the Cretaceous El Molino Formation, which is underlain by dominantly red, fine-grained sandstones of the Cretaceous Chaunaco Formation, the base of which includes what we call the Atocha sandstone which represents the early stages of a marine transgression. The Jurassic to Cretaceous Ravelo Formation occurs below the Atotcha sandstone and consists of buff-colored, well-sorted, aeolian quartz sandstone. At Malku Khota the best silver mineralization appears to occur in the coarser parts of the Ravelo Formation and is present over significantly greater widths than had been found at Atocha. The mineralization appears to be related to the early Cretaceous rifting event and associated exhalative activity recognized at Atocha with further mineralization added by a later intrusive event evidenced by cross-cutting, gold silver veins and limonitic fractures.

Khota

GMC has collected numerous channel samples across the appropriate rock type along the ridge shown in the photograph below. Many of these lines of surface channel samples are anomalous in silver. One of the largest widths of anomalous silver that we have sampled to date is along section 92300 where 39 metres averaged 140 gpt silver, a very high value based on our experience at the Atocha Project. The geologic map shows the rock types and some of the locations of anomalous silver in surface.

Section Number	Width in Metres	Silver gpt	Highest Grade Interval
90750	26	36	includes 2m @ 131 gpt
90300	22	24	includes 2m @ 108 gpt
92300	39	140	includes 15m @ 206 gpt
92550-1	19	18	-
92550-2	8	17	-
93050	9	72	includes 4m @ 133 gpt

Malku Khota geology showing location of channel sample lines.



Looking Northwest
93050
92550-1 & 92550-2
92300
90300
90750
9 Kilometres
North
Pleistocene to Holocene Sediment
Upper Cretaceous Sediment
Middle Cretaceous Sediment
Lower Cretaceous Sediment
Jurassic to Lower Cretaceous Sediment
Ordovician Sediment



Looking NE at the mineralized sandstone ridge where long sets of channel samples have yielded anomalous silver results.


La Ligua
Los Andes
San Felipe
Quillota
Valparaiso
Pacific Ocean
Santiago
Argentina
San Antonio
Escalones
Pichilemu
Rancagua
San Fernando
50 kms
Curico

Escal

General Minerals Corporation announced the reacquisition of this property in early 2004. The Company entered into an agreement to option the 4,689 hectare Escalones porphyry copper prospect located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the giant El Teniente producing copper mine. GMC had originally acquired the property in late 1996 and after drilling 25 diamond drill holes with encouraging results returned the property to the original landowner in August of 2001. At the time, the price of copper was in the mid 60 cent per pound range and to proceed further with the project would have required a significant land payment that GMC elected not to make. Since that time, the price of copper has more than doubled to the recent $1.30 per pound price and there has been a renewed emphasis by the industry searching for new, undeveloped copper projects. GMC will shortly be undertaking an intensive search to joint venture the project with another mining company. Originally, GMC had joint ventured Escalones with ASARCO, a major copper producer at the time, but after ASARCO was taken over by Grupo Mexico the joint venture was cancelled. Through the end of 2000, the Company and its partner (ASARCO/Grupo Mexico) had incurred exploration expenses at Escalones in excess of $6 million.

This porphyry copper system is defined by a large, approximately six square kilometre alteration zone within which GMC has defined a geophysically anomalous area (Self Potential anomaly) of approximately four square kilometres. In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from their first diamond drill hole at Escalones. The results from this first drill hole suggested that the Escalones Project had the potential to host a very large deposit consisting of porphyry and skarn-hosted copper-gold mineralization. After completing 25 diamond drill holes on the property, GMC management continues to believe that the property has great potential. Drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at the surface. Highest copper grades occurred in the uppermost 377 metres of the hole, where the mineralization was hosted by skarn and porphyritic intrusive bodies. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The entire 377 metre interval averaged 0.63% copper, 0.06 gpt gold and 2.1 gpt silver.



sample of chalcopyrite and copper-oxide from surface exposure of skarn at Escalones Alto.

ones

Escalones Geological Map



Explanation
Quaternary
Escalones Alto Sedimentary Sequence
Greywack
Skarn
Escalones Bajo Sedimentary Sequence
Gypsum/Anhydrite
Andesite Intrusion
Dacite Intrusion
Fault
Road
250 Metres
Meseta
Escalones Bajo
ES-1
ES-2
ES-3
ES-4
ES-5
ES-6
ES-7
ES-8
ES-9
ES-10
ES-11
ES-12
ES-13
ES-14
ES-15
ES-16
ES-17
ES-18
ES-19
ES-20
ES-21
ES-22
ES-23
ES-24
ES-25

Escalones Copper Project Conceptual Geological Cross Section



SW
NE
Legend
Quaternary Glacial Till
Jurassic
Lenas-Espinoza Fm
Rio Damas Fm
Jurassic gypsum diapirs
Nacientes del Teno Fm
Tertiary Intrusive Rocks
Intermediate Dikes & Sills
Granodiorite
Faults
Breccia
Skarn
Escalones Alto Magnetite Skarn
Drill Hole ES-25
Drill Hole ES-1
Escalones Bajo Fault Zone
1.4 kilometres
Surface
1.0 kilometres
Skarn
Skarn
Potential Porphyritic Intrusion
Potential Mineralized Skarn
4500 m
4200 m
3900 m
3600 m
3300 m
3000 m
2700 m
0
500
Metres



The Company drilled one hole on the Meseta shown in the photo, Hole ES-25. This first hole penetrated the porphyry rather than the skarn system and intersected hydrothermally altered granodiorite and diorite containing porphyry-style, vein-hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. The mineralized zone begins at a depth of 55 metres under gravel cover. Drill hole ES-25 included the following mineralized intervals:

From	To	Cum. length metres	Copper %	Molybdenum ppm	Gold g/t
65	358	293	0.36	12	0.091
includes					
197	288	91	0.50	12	0.103
includes					
262	285	23	0.68	6	0.128

This hole is located several hundred metres from the nearest skarn hole to the east and almost a kilometre from the important mineralization found in road cuts at Escalones Bajo to the west that has not yet been drilled. Channel sampling at Escalones Bajo yielded the following results:

Sample Number	Length metres	Copper %	Molybdenum ppm	Gold ppm
14934-14950	170.0	0.51	32	0.017
includes	60.0	1.22	41	0.009
includes	20.0	2.0	79	0.02
14634-14636	11.0	1.30	7	0.001
14919-14933	237.0	0.08	38	0.002
31551-31562	117.0	0.11	9	0.002
31564-31565	12.0	0.77	8	0.001

Management believes that there is good potential for the property to host porphyry copper-gold-molybdenum mineralization both within the area already partially drilled and in the remaining several square kilometres of undrilled anomalous terrain.

General Minerals Corporation

Financial Review – 2003

Management's Discussion and Analysis of Financial Position and Results of Operations

General

The following information, prepared as of April 2, 2004, should be read in conjunction with the audited consolidated financial statements of General Minerals Corporation for the year ended December 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company's business is to investigate new exploration opportunities, and to carry out early-stage mineral exploration on properties identified by management as having discovery potential. The Company then seeks joint venture partners to fund further exploration and add partners' expertise. The mineral exploration business is high risk and most exploration projects do not become mines.

At the Company's Annual General and Special Meeting held on June 16, 2003, the shareholders approved a capital reorganization, and the Board implemented a share consolidation on a ten (old shares) for one (new share) basis. The purpose of this capital reorganization was to position the Company to attract financing to fund its ongoing operations and commitments, and to enable the Company to pursue additional opportunities. In the following discussion, all share and price per share amounts reflect the effect of the share consolidation applied retroactively.

During 2003, the Company completed two significant private placement financings and as at December 31, 2003 is in a strong financial position with cash of $7.2 million and working capital of $7.1 million. The Company also has equity investments in two junior mining companies with a combined market value of $9 million as at December 31, 2003.

Selected Annual Information

The table below provides selected financial information for the Company on a consolidated basis for each of the past three years ended December 31. Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

		(Audited)	
	2003	2002	2001
Total Revenues	**$ nil**	$ nil	$ nil
Net Loss	**$ (3,834,742)**	$ (2,421,184)	$ (13,569,458)
Net Loss Per Share (basic and fully diluted) (1) (2)	**$ (0.67)**	$ (0.63)	$ (3.75)
Total Assets	**$ 16,591,568**	$ 12,008,761	$ 14,578,889
Long-term Liabilities	**$ nil**	$ nil	$ nil
Dividends declared	**$ nil**	$ nil	$ nil

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

(2) On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.

The net losses for the years ended December 31, 2003, 2002 and 2001 include non-cash charges to expense of $2,827,095, $1,520,274, and $11,566,407, respectively, for the write down or loss on disposal of certain mining claims and the related deferred exploration costs. The change in total assets also reflects the write-down of mining claims, offset by the impact of private placement financings.

Results of Operations

During the year ended December 31, 2003, the Company reported a net loss of $3,834,742 ($0.67 per share) compared to a net loss of $2,421,184 ($0.63 per share) reported in the year ended December 31, 2002. The 2003 loss includes losses amounting to $2,827,095 related to the agreements to dispose of the Company's interests in the Atocha and Vizcachitas properties. The 2002 comparative loss includes mining claims write-downs amounting to $1,520,274.

In the early part of 2002, the Company took several initiatives to reduce its overhead and at the end of the first quarter of 2002, the Company had reduced its employee base to three full-time and one part-time employee, and had relinquished the majority of its office space in North and South America. This resulted in a significant reduction in the level of general and administrative expense which decreased from $2.4 million in 2001 to $1,034,156 in 2002. Further cost-cutting measures in 2003 resulted in a further 12% reduction in the level of general and administrative expenditure to $909,258, broken down as follows:

Consulting	$	151,111
Filing fees and transfer agent	$	95,852
Insurance	$	22,142
Interest and bank charges	$	10,897
Office and miscellaneous	$	102,646
Professional fees	$	289,641
Shareholder information	$	13,343
Travel and promotion	$	16,171
Wages and benefits	$	207,455
Total general and administrative expense	$	909,258

The 2003 expense includes $289,641 in professional fees incurred principally in connection with various financing arrangements and property agreements. It is expected that the level of administrative expenditure will increase moderately in 2004 commensurate with the increased level of activity.

Depreciation and amortization relate to the Company's capital assets. Most equipment is depreciated over a five-year period, except for certain computers and telecommunications equipment, which are depreciated over three years. Depreciation and amortization decreased significantly during the year from $87,271 to $9,645 as the majority of the machinery and equipment in South America was either sold or fully depreciated during 2002.

The Company's earnings on available cash balances are affected principally by two elements: the amount of cash available to invest and the interest rate earned. The increase in interest income from $736 in 2002 to $21,960 in 2003 is the result of the overall increase in the Company's cash position in the latter part of the year.

The gain on asset disposals relates to the sale of investments and other non-strategic assets. The 2003 gain of $23,413 is in respect of the disposal of fully-depreciated equipment in South America. During 2002, the Company sold its remaining common shares in Trend Mining for proceeds of $196,547 which resulted in a net gain of $97,847; its remaining rights to the Lake Owen claims in Wyoming for proceeds of $142,095; and certain of its inactive subsidiaries for proceeds of $114,708. These gains were offset by a loss of $56,570 recognized on the disposal of certain equipment.

Stock-based compensation expense increased from $10,517 in 2002 to $80,625 in 2003 as the Company elected to apply the fair value method of accounting for stock options granted to directors and officers on a prospective basis commencing in 2003.

In connection with a loan provided by Quest Investment Corporation (Quest), the Company issued to Quest a warrant to purchase up to 100,000 common shares at any time on or before December 31, 2004 upon payment of $1.50 per share. The warrants have been valued using Black Scholes and an amount of $38,900 in respect of the value of these warrants has been charged as a loan fee in 2003.

Total exploration spending continued at a reduced level. Reconnaissance expense was $6,045 in 2003 and $54,587 in 2002. The 2002 expenditures included new reconnaissance exploration in Bolivia and the USA.

During 2003, the Company disposed of its interest in the Vizcachitas copper property in Chile in exchange for 500,000 units of Lumina Copper Corporation. The Company recognized a loss of $1,948,134 on this transaction. The Company also disposed of its interest in the Atocha silver property in Bolivia in exchange for 4 million units of Esperanza Silver Corporation and a payment of US$50,000, recognizing a loss of $878,961 on this transaction.

During 2002, due to the depressed state of the tantalum metal market, management took the decision to drop its tantalum leases in Bolivia where a program of exploration and test mining had been undertaken. Consequently, the Company wrote off its interest in the Tantalum Project in its 2002 accounts.

Capital Expenditures

The Company's business plan is to continue early stage exploration using in-house expertise to identify properties with discovery potential and then to seek joint venture partners to fund further exploration and add partners' expertise. Additionally, the Company forms new exploration subsidiaries with groups of entrepreneurial geologists to develop early stage exploration projects with discovery potential. To this end, the Company has disposed of its advanced properties during the year and has acquired and conducted only preliminary grassroots exploration on its inventory of exploration properties. The Company is not planning significant programs on any of its properties, but will seek joint venture partners to share in the exploration risk.

Total exploration spending continued at a reduced level. Expenditures for mining properties and equipment were $369,529 in 2003 and $200,449 in 2002. The 2003 deferred expenditures include the costs associated with preliminary exploration programs consisting primarily of geological mapping and sampling and geophysical surveys carried out at three properties located in Arizona, USA. These properties and the related expenditures are: Monitor ($105,363); Dragoon ($76,069); and Gold Coin ($70,456). In 2002 the funds were primarily used to maintain the Company's property rights by paying required taxes and making lease payments on its remaining properties in Bolivia and Chile.

During 2003, the Company also received cash proceeds of $23,413 from the sale of equipment in South America. During 2002, the Company recovered $146,204 in deferred costs previously incurred in Chile and realized proceeds of $499,143 from the sale of non-strategic assets and investments.

The Company has disposed of its interests in the Atocha silver project in Bolivia and the Vizcachitas porphyry copper project in Chile. The Company exchanged its ownership interest in the Atocha property for 4 million common shares of Esperanza Silver Corporation (Esperanza), representing approximately 19.3% of Esperanza's outstanding shares at that time, and 4 million common share purchase warrants, and a payment of $67,549 (US$50,000). In addition, the Company exchanged its ownership interest in the Vizcachitas property for 500,000 common shares of Lumina Copper Corporation (Lumina), representing approximately 5% of Lumina's outstanding shares at that time, and 500,000 common share purchase warrants. As at December 31, 2003, the Company's investments had a market value of $9 million.

Summary of Quarterly Results (unaudited)

	2003				2002			
Three months ended	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Total Revenues	**$nil**	**$nil**	**$nil**	**$nil**	$nil	$nil	$nil	$nil
Net (loss)	**($1,591,735)**	**($1,842,884)**	**($284,160)**	**($115,963)**	($1,864,406)	($194,343)	($249,700)	($112,735)
Net (loss) per share (Basic and fully diluted) (1) (2)	**($0.22)**	**($0.27)**	**($0.06)**	**($0.03)**	($0.48)	($0.05)	($0.07)	($0.02)

(1) *The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.*

(2) *On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.*

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses incurred on the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively. The net loss for the quarter ended December 31, 2002 included a non-cash charge to expense of $1,520,274 for the write-off of the Company's interest in the Tantalum Project in Bolivia.

Financing Activities

During the year ended December 31, 2003, the Company completed a number of financings to raise an aggregate $8,285,823, compared to $300,000 raised during 2002. The 2003 amount includes net proceeds of $2.5 million raised in a units offering which closed in June. This placement consisted of 2.5 million units priced at $1.10 per unit. Each unit consists of one common share and one common share purchase warrant that is valid for five years and that entitles the holder to acquire one additional common share of the Company upon payment of the applicable exercise price which is initially $1.40 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

The 2003 amount also includes a $6.0 million financing which closed in December consisting of 2 million units priced at $3.00 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable for three years upon payment of $3.75 per share, subject to acceleration of the expiry date under certain conditions. The Company paid a cash commission of $480,000 and warrants exercisable to acquire 140,000 units exercisable for 12 months upon payment of $3.15 per unit. These warrants have been valued at $124,740 per the Black Scholes pricing model. The Company also incurred share issue costs of $10,000 in respect of this financing.

During 2003, the Company issued a convertible debenture in the amount of $227,210 (US$150,000) to its former majority shareholder, Ranger Minerals Ltd. (Ranger). Of this amount, $78,877 (US$50,000) had been advanced as at December 31, 2002. This debenture has been fully drawn down and has been converted by Ranger into 243,576 common shares of the Company at an average price of $0.93 per share.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. The loan matured on December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of Quest at a conversion price of $2.00 per share. The Company also issued to Quest a warrant to purchase up to 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. These warrants have been valued at $38,900 per the Black Scholes pricing model. In June 2003, the Company repaid the loan and accrued interest in full.

During the comparative period in 2002, the Company closed a private placement, issuing 300,000 common shares at a price of $1.00 per share to generate proceeds of $300,000. The Company also received an advance of $78,877 (US$50,000) in respect of the US$150,000 convertible debenture financing which closed in the first quarter of 2003.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the year ended December 31, 2003 resulted in a net cash inflow in the amount of $7,099,305. As at December 31, 2003, the Company is in a strong financial position with cash of $7,210,349 and working capital of $7,129,950. The Company also holds a portfolio of long-term investments which as at December 31, 2003 had a market value of $9 million.

The Company is well-funded and as a consequence of the 2003 financings, is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is more than adequate to meet requirements for the foreseeable future. Additional financing sources include outstanding share purchase warrants and stock options, including 2,415,000 warrants currently exercisable at $1.40 per share to June 25, 2004, with the exercise price escalating in stages to $2.05 per share, and with an expiry date of June 25, 2008.

Transactions with Related Parties

The Company entered into the following transactions with related parties during the year ended December 31, 2003.

During 2003, as detailed above, the Company entered into a loan agreement with Quest Investment Corporation (Quest), a company with one common director. In addition, as detailed above, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd.

During 2003, legal fees totaling $178,197 (2002 - $91,572) were charged by a legal firm in which a director is a partner. As at December 31, 2003, an amount of $51,106 (2002 - $48,468) remained as an account payable.

Fourth Quarter

During the fourth quarter, the Company disposed of its interests in the Atocha and Vizcachitas properties in exchange for the investments in Esperanza and Lumina, respectively. The Company had written down its carrying values of Atocha and Vizcachitas by an aggregate amount of $1,684,877 in the third quarter. A further loss of $1,142,218 was recognized in respect of these transactions in the fourth quarter.

During the fourth quarter, the Company completed the financing consisting of 2 million units priced at $3.00 per unit. This financing has significantly improved the Company's overall financial position.

Critical Accounting Estimates

The Company's consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the consolidated financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of mining claims and deferred exploration and the valuation of investments.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In 2002, the Company wrote off the costs attributable to the tantalum project in Bolivia due to the future uncertainty of this project.

The Company's investments are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. The Company's investments as at December 31, 2003 include units of Esperanza Silver Corporation (Esperanza), and units of Lumina Copper Corporation (Lumina), both of which were acquired in exchange for mining claims. The Esperanza and Lumina units, consisting of shares and share purchase warrants, have been valued on the date of acquisition as follows: the shares have been valued at their quoted value on the date of the agreement, and the share purchase warrants have been valued using a Black Scholes pricing model which takes into account the volatility of the underlying investment, the risk-free interest rate, and the life of the warrants.

Recent Accounting Pronouncements

In September 2003, the Canadian Institute of Chartered Accountants issued an amendment to Section 3870 "Stock-based compensation and other stock-based payments". The revisions to Section 3870 require the use of the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004, unless adopted earlier. The Company elected to adopt the standard effective January 1, 2003, requiring the Company to record compensation expense for all stock options after January 1, 2003. This standard increases the net loss in 2003 by $67,500.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Bolivia and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
8,915,577 common shares as at December 31, 2003 for a net consideration of $60,675,470.

Outstanding options, warrants, and convertible securities as at December 31, 2003:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	50,000	$13.00	June 21, 2004
Share purchase warrants	140,000	$3.15	December 11, 2004
Share purchase warrants	100,000	$1.50	December 31, 2004
Share purchase warrants	2,000,000	$3.75	December 11, 2006
Share purchase warrants	2,415,000	$1.40 to $2.05	June 25, 2008
Stock options	2,000	$6.80	June 21, 2004
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	8,000	$4.70	March 5, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk: General Minerals' portfolio of properties and investments have exposure to predominantly copper and silver, with recent exposure to gold. The prices of these metals, especially copper and silver, greatly affect the value of the Company and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

Financial Markets: General Minerals is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in several countries, including Chile, Bolivia and the U.S. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by General Minerals in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at **www.sedar.com** and at the Company's website at **www.generalminerals.com**.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

Signed: Ralph Fitch

Ralph G. Fitch
President, Chief Executive Officer and Chairman

Signed: William Filtness

William Filtness
Chief Financial Officer

Vancouver, B.C., Canada
April 2, 2004

Auditors' Report

To the Shareholders of General Minerals Corporation

We have audited the consolidated balance sheets of General Minerals Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 2, 2004

General Minerals Corporation

Consolidated Balance Sheets

As at December 31, 2003 and 2002
(expressed in Canadian dollars)

	2003	2002
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**7,210,349**	111,044
Prepaids and other	**42,679**	24,417
	7,253,028	135,461
Investments *(note 5)*	**8,870,000**	-
Mining properties and equipment *(notes 1, 3 and 4)*		
Mining claims and deferred exploration	**463,441**	11,858,556
Equipment	**5,099**	14,744
	468,540	11,873,300
	16,591,568	12,008,761
LIABILITIES		
Current liabilities		
Accounts payable	**123,078**	110,877
Advance from shareholder *(note 11(a))*	**-**	78,877
	123,078	189,754
Shareholders' Equity *(note 6)*		
Capital stock		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding 8,915,577 (2002- 4,077,000) common shares	**60,675,470**	52,435,510
Fair value of options and warrants *(note 6)*	**254,782**	10,517
Deficit	**(44,461,762)**	(40,627,020)
	16,468,490	11,819,007
	16,591,568	12,008,761

	Signed: Michael Winn	Signed: Murray Sinclair
On behalf of the Board	**Michael Winn** *Director*	**Murray Sinclair** *Director*

The accompanying notes are an integral part of these financial statements

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2003 and 2002
(expressed in Canadian dollars)

	2003	2002
	$	$
Other (income) and expenses		
General and administrative	**909,258**	1,034,156
Depreciation and amortization	**9,645**	87,271
Interest income	**(21,960)**	(736)
Gain on asset disposals	**(23,413)**	(298,080)
Foreign currency loss	**8,547**	13,195
Stock-based compensation expense	**80,625**	10,517
Loan fees	**38,900**	-
Reconnaissance expense	**6,045**	54,587
Loss on disposal of mining claims	**2,827,095**	-
Mining claims writedowns	**-**	1,520,274
Loss for the year	**(3,834,742)**	(2,421,184)
Deficit - Beginning of year	**(40,627,020)**	(38,205,836)
Deficit - End of year	**(44,461,762)**	(40,627,020)
Basic and diluted loss per share	**(0.67)**	(0.63)
Weighted average shares outstanding during the year	**5,715,544**	3,873,164

The accompanying notes are an integral part of these financial statements

General Minerals Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002
(expressed in Canadian dollars)

	2003	2002
	$	$
Cash flows from operating activities		
Loss for the year	(3,834,742)	(2,421,184)
Items not affecting cash		
Loss on disposal of mining claims	2,827,095	-
Mining claims writedowns	-	1,520,274
Depreciation and amortization	9,645	87,271
Gain on asset disposals	(23,413)	(298,080)
Stock-based compensation	80,625	10,517
Loan fees	38,900	-
	(901,890)	(1,101,202)
Changes in non-cash working capital		
(Increase) decrease in prepaids and other	(18,262)	57,729
Increase (decrease) in payables	12,201	(538,338)
	(907,951)	(1,581,811)
Cash flows from investing activities		
Expenditures for mining properties and equipment	(369,529)	(203,001)
Cash proceeds on disposal of mineral properties	67,549	-
Recoveries applied to mining properties	-	146,204
Proceeds from sale of assets	23,413	499,143
	(278,567)	442,346
Cash flows from financing activities		
Advances from shareholders	-	78,877
Proceeds from issuance of capital stock	8,285,823	300,000
	8,285,823	378,877
Increase (decrease) in cash and cash equivalents	7,099,305	(760,588)
Cash and cash equivalents - Beginning of year	111,044	871,632
Cash and cash equivalents - End of year	7,210,349	111,044

Supplemental cash flow information *(note 10)*

The accompanying notes are an integral part of these financial statements

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002
(expressed in Canadian dollars)

1 Organization and nature of operations

General Minerals Corporation (the Company) was incorporated under the Canada Business Corporations Act on August 19, 1994.

The Company's activities are directed primarily, but not exclusively, toward locating and developing copper, silver, and gold reserves. The principal countries where the Company is undertaking exploration and/or mining activities include Chile, Bolivia, and the United States. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

2 Significant accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Mining properties and deferred exploration

Mining properties and deferred exploration costs include direct and indirect acquisition and exploration costs associated with specific mineral exploration properties. Depletion of these amounts will be recognized using the unit of production basis at such time as commercial production commences or is charged against operations in the event a property is sold. Capitalized costs relating to abandoned properties will be charged against operations in the period of abandonment. Recoveries from joint venture participants are offset against the deferred exploration costs for the related projects. Any recoveries in excess of deferred exploration costs will be credited to general and administrative expenses. Payments from joint venture participants received as consideration for the inception of joint venture agreements are recorded in the statement of operations as joint venture bonus receipts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers acceptances, money market investments and certificates of deposit. These investments are stated at cost plus accrued value, which approximates market value. Investments of cash are of sufficient quality and diversity to ensure a high probability of liquidity at the accrued value, at such times as needed to meet financial obligations. Furthermore, the investment terms are less than three months at the time of acquisition. The Company's funds are held in a major Canadian bank and several other major foreign banks.

Reporting currency

Reporting currency for the Company is the Canadian dollar. United States currency reflected in these financial statements is denoted as US$.

Foreign currency

Foreign currency amounts relating to the Company's foreign operations included in these consolidated financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue and expense items are translated using the average rate of exchange during the financial statement periods. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in the determination of net income.

Income taxes

The Company applies the liability method of measuring income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury method. All outstanding options and warrants are anti-dilutive, and therefore have no effect on determination of loss per share.

Estimates by management

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mining claims and deferred exploration expenditures and the physical and economic lives of equipment.

Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value.

Stock-based compensation plans

The Company has an employee stock option plan. In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective January 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

3 Mining claims and deferred exploration

The amounts shown as mining claims and deferred exploration as at December 31, 2003 and 2002 related to the following regions.

	Chile $	Bolivia $	United States $	Total $
December 31, 2001	5,950,461	7,374,124	-	13,324,585
Exploration	3,598	140,265	56,586	200,449
Recoveries	(146,204)	-	-	(146,204)
Write off	-	(1,520,274)	-	(1,520,274)
December 31, 2002	5,807,855	5,994,115	56,586	11,858,556
Exploration	10,279	97,093	262,157	369,529
Disposal	(5,818,134)	(5,946,510)	-	(11,764,644)
December 31, 2003	-	144,698	318,743	463,441

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty.

Mining claims and deferred exploration costs are associated with the following projects as of December 31, 2003 and 2002.

	2003	2002
	$	$
Vizcachitas, Chile	-	5,807,855
Atocha, Bolivia	-	5,890,569
Diamante, Azul, Bolivia	**103,012**	103,012
Dragoon, U.S.	**101,556**	25,487
Monitor, U.S.	**105,363**	-
Other	**153,510**	31,633
	463,441	11,858,556

During 2003, the Company entered into an agreement with Esperanza Silver Corporation (Esperanza) to exchange its ownership interests in the Atocha silver property, Bolivia, for 4 million common shares, representing approximately 19.3% of Esperanza's outstanding shares at the time, and 4 million common share purchase warrants and a payment of US$50,000. Each warrant is exercisable to acquire one common share of Esperanza at a price of $1.05 per share on or before December 23, 2005. The Company recognized a loss of $878,961 on this transaction.

During 2003, the Company entered into an agreement with Lumina Copper Corporation (Lumina) to exchange its ownership interests in the Vizcachitas copper project, Chile, for 500,000 common shares, representing approximately 5% of Lumina's outstanding shares at the time, and 500,000 common share purchase warrants. Each warrant is exercisable to acquire one common share at a price of $3.20 per share on or before December 19, 2007. The Company recognized a loss of $1,948,134 on this transaction.

During 2002, the Company wrote off $1,520,274 in respect of the Tantalum project, Bolivia, due to the future uncertainty of this project.

4 Equipment

Office furniture and equipment consists of the following components as at December 31, 2003 and 2002:

			2003			2002
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
	$	**$**	**$**	$	$	$
Equipment	**171,419**	**(166,320)**	**5,099**	379,306	(364,562)	14,744

5 Investments

	2003	2002
	$	$
4,000,000 common shares of Esperanza Silver Corporation (market value $4,600,000)	**4,200,000**	-
500,000 common shares of Lumina Copper Corporation (market value $1,975,000)	**2,250,000**	-
	6,450,000	-
4,000,000 warrants of Esperanza Silver Corporation	**800,000**	-
500,000 warrants of Lumina Copper Corporation	**1,620,000**	-
	2,420,000	-
Investments	**8,870,000**	-

The Company acquired 4,000,000 units of Esperanza Silver Corporation in an agreement to dispose of its interest in the Atocha silver property in Bolivia. See note 3. Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $1.05 per share on or before December 23, 2005. The units were valued at the time of the transfer as the aggregate of the market price of the shares plus the fair value of the warrants using the Black Scholes model.

The Company acquired 500,000 units of Lumina Copper Corporation in an agreement to dispose of its interest in the Vizcachitas copper property in Chile. See note 3. Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $3.20 per share on or before December 19, 2007. The units were valued at the time of the transfer as the aggregate of the market price of the common shares and the fair value of the warrants using the Black Scholes model.

The fair value of warrants at December 31, 2003 is similar to the book value due to their valuation close to the year-end.

6 Shareholders' equity

Authorized
Unlimited common shares with no par value

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have been declared or paid as at December 31, 2003 (2002 - $nil).

	Number of common shares	Amount $
Balance - December 31, 2001	37,770,000	52,135,510
Private placement financing	3,000,000	300,000
Balance - December 31, 2002	40,770,000	52,435,510
Conversion of debenture	2,435,768	227,210
Exercise of stock options	100,000	8,490
Private placement financing -net	25,000,000	2,500,000
Consolidation 10:1	(61,475,191)	-
	6,830,577	55,171,210
Private placement financing- net	2,000,000	5,385,260
Exercise of warrants	85,000	119,000
Balance - December 31, 2003	8,915,577	60,675,470

On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share and price per share amounts reflect the effect of the share consolidation applied retroactively.

During 2003, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. This debenture has been fully drawn down and has been converted into 243,576 common shares of the Company at an average price of $0.93 per share.

During 2003, the Company completed a $2.75 million financing consisting of 2.5 million units at a price of $1.10 per unit. Each unit consists of one common share and one share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price which is initially $1.40 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

During 2003, the Company completed a $6.0 million financing consisting of 2 million units priced at $3.00 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable for three years upon payment of $3.75 per share, subject to acceleration of the expiry date if the closing price of the Company's common shares is equal to or exceeds $4.50 for 20 consecutive trading days after April 11, 2004. The Company paid a cash commission of $480,000 and warrants exercisable to acquire 140,000 units exercisable for 12 months upon payment of $3.15 per unit. The value of $124,740 has been attributed to these warrants based on the Black Scholes model, and included with fair value of options and warrants within shareholders equity. The Company also incurred share issue costs of $10,000 in respect of this financing.

Stock options

The Company established a share option plan (the Plan) during 1995 for the benefit of employees and directors of the Company and designated affiliated companies. The maximum number of shares available under the Plan is 470,000 common shares. Options generally vest equally after the first, second and third anniversaries of the grant date, and expire five or ten years from the grant date, subject to limitations in the event of termination. The remaining two founding Principals of the Company hold 266,500 options that generally expire ten years from grant date, of which 40,000 options are exercisable upon completion of a bankable feasibility study or certain other events. All options fully vest in the event of change in control. The schedules of stock option activity under the Plan for 2003 and 2002 are:

	2003		2002	
	Number of shares $	**Weighted average exercise price $**	Number of shares $	Weighted average exercise price $
Options outstanding - Beginning of year	**276,000**	**7.65**	319,440	10.30
Options granted	**107,500**	**1.25**	118,000	0.85
Options exercised	**(10,000)**	**0.85**	-	-
Options cancelled	**(8,500)**	**7.02**	(161,440)	7.80
Options outstanding - End of year	**365,000**	**5.97**	276,000	7.65
Options exercisable - End of year	**325,000**	**3.32**	236,000	4.29

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options outstanding			**Options exercisable**	
Range of exercise price $	**Number of options outstanding**	**Weighted average remaining contractural life**	**Weighted average exercise price $**	**Number of options exerciseable**	**Weighted average exercise price $**
0.85 to 5.00	278,000	4.8	2.21	278,000	2.21
5.01 to 10.00	47,000	1.7	9.86	47,000	9.86
10.01 to 20.00	-	-	-	-	-
20.01 to 30.00	40,000	1.8	27.50	-	-
0.085 to 3.00	365,000	4.1	5.97	325,000	3.32

Had the Company determined compensation costs in 2002 of stock option grants to employees pursuant to the plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

		2002 $
Net loss for the year	As reported	(2,421,184)
	Pro forma	(2,471,202)
Basic and diluted loss per share	As reported	0.63
	Pro forma	0.64

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options for 2003 and 2002, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate - 3.5%
b) expected life - 5.0 years
c) expected volatility - 70%
d) expected dividends - nil

During the year, the Company issued stock options to directors, officers and consultants. The fair value cost of these options amounts to $80,625 (2002 - $10,517), and has been expensed in the year and credited to fair value of options and warrants within shareholders' equity.

Share warrants

		2003		2002
	Number of shares	**Weighted average exercise price**	Number of shares	Weighted average exercise price
	$	**$**	$	$
Warrants outstanding - Beginning of year	**50,000**	**13.00**	50,000	13.00
Warrants issued	**4,740,000**	**2.48**	-	-
Warrants exercised	**(85,000)**	**1.40**	-	-
Warrants outstanding - End of year	**4,705,000**	**2.61**	50,000	13.00

The following table summarizes information about warrants outstanding and exercisable at December 31, 2003:

Warrants	**Exercise price** $	**Expiry**
50,000	13.00	June 21, 2004
140,000	3.15	December 11, 2004
100,000	1.50	December 31, 2004
2,000,000	3.75	December 11, 2006
2,415,000	1.40 to 2.05	June 25, 2008

7 Income taxes

a) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates are as follows:

	2003	2002
Tax rate	**37.62%**	39.62%
	$	$
Loss for the year	**(3,834,742)**	(2,421,184)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	**(1,442,630)**	(959,273)
Differences in foreign tax rates	**864,080**	798,169
Losses for which no tax benefit has been recognized	**578,550**	161,104
Recovery of income taxes	**-**	-

b) At December 31, 2003, the Company has Canadian non-capital losses of approximately $6,394,000 that may be available for tax purposes. The potential benefit of these losses has not been reflected in these financial statements. The losses expire as follows:

	$
2004	1,792,000
2005	1,913,000
2006	746,000
2007	252,000
2008	574,000
2009	392,000
2010	725,000
	6,394,000

c) The Company has a potential future tax asset of $2,645,000 that arises principally from non-capital tax losses available for carry-forward. Management believes that realization of income tax benefits related to these losses is more likely than not to occur, and therefore, no future income tax asset has been recognized.

8 Related party transactions

a) During 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest), a company with one common director, and issued a promissory note in the principal amount of US$300,000. The loan matured on December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of the lender at a conversion price of $2.00 per share. The Company also issued to the lender a warrant to purchase up to 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. During 2003, this loan, together with accrued interest, was repaid in full. The warrants were outstanding at December 31, 2003. These have been valued using Black Scholes and $38,900 has been credited to fair value of options and warrants in shareholders' equity.

b) During 2003, legal fees totalling $178,197 (2002 - $91,572) were charged by a legal firm in which a director is a partner. As at December 31, 2003, an amount of $51,106 (2002 - $48,468) remained as an account payable.

c) During 2003, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. Of this amount US$50,000 (CA$78,877) had been advanced as at December 31, 2002. During 2003, this debenture was fully drawn down and converted into 243,576 common shares of the Company at an average price of $0.93 per share.

9 Segment information

The Company's operations are limited to a single industry segment. Geographic segment information as at December 31, 2003 and 2002 includes.

Identifiable assets

	2003 **$**	2002 $
Canada	**7,210,135**	113,930
Chile	-	5,807,855
Bolivia	**163,884**	6,014,777
Caribbean	**8,870,226**	760
Other	**347,323**	71,439
Total assets	**16,591,568**	12,008,761

10 Supplemental cash flow information

	2003 **$**	2002 $
Shares issued on conversion of advances	**78,877**	-
Investments received as proceeds on disposal of mineral properties	**8,870,000**	-
Interest revenue received	**21,960**	736
	8,970,837	736

11 Subsequent event

In March 2004, the Company entered into an agreement with Afgan Minerals Inc. (AMI) to acquire a 51% holding in AMI through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant each exercisable to acquire one share at $0.30 for a period of five years.



Edwin Mateo, consulting geologist standing on the Tatal Pata vein system at the Laurani property.

Corporate Directory

Directors

Ralph G. Fitch
Denver, Colorado

Lawrence A. Dick
West Vancouver, British Columbia

Tina Woodside
Toronto, Ontario

Murray Sinclair
Vancouver, British Columbia

Michael Winn
Laguna Beach, California

Officers

Ralph G. Fitch
Chairman, President and CEO

William Filtness
Chief Financial Officer

Lawrence A. Dick
Executive Vice President

Felipe Malbran
Vice President, Exploration-South America

Corporate Information

Comments and questions about General Minerals Corporation are welcome and should be directed to:

General Minerals Corporation – Head Office:
580 Hornby Street
Suite 900
Vancouver, BC V6C 3B6

Telephone: 604-684-0693
Fax: 604-684-0642
E-mail: gmc@generalminerals.com
Website: http://www.generalminerals.com

Offices

Registered Office
700-2nd Street SW
Suite 1400
Calgary, Alberta T2P 4V5

4201 East Yale Ave.
Suite 230
Denver, CO 80222

Padre Mariano 10
Suite 408
Santiago, Chile

Annual Meeting

Thursday, June 17, 2004 at 4:00 pm. EDT
The Ontario Club
No. 30 Wellington Street West
Commerce Court South Bldg.
Toronto, Ontario

Stock Exchange Listing

Shares Authorized: Unlimited
Shares Outstanding: 8.9 million
The Toronto Stock Exchange: TSX
Trading Symbol: GNM

Solicitors

Gowling Lafleur Henderson LLP
Suite 5800
Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Z7

Auditors

PricewaterhouseCoopers LLP
250 Howe St.
Suite 700
Vancouver, BC V6C 3S7

Registrar & Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

GENERAL MINERALS CORPORATION

580 Hornby Street
Suite 900
Vancouver, BC V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: www.generalminerals.com

Printed in Canada